April 14, 2005

VIA EDGAR

Pradip Bhaumik, Attorney-Advisor
Securities and Exchange Commission
Mail Stop 0308
450 Fifth Street N.W.
Washington, D.C. 20549

  Re:
  Zumiez Inc.
  Registration Statement on Form S-1 (File No. 333-122865)
  Initially Filed February 17, 2005
  New Graphic for Inside Back Cover of Prospectus

Dear Mr. Bhaumik:

        We represent Zumiez Inc. (the "Company") in connection with the above-referenced Registration Statement on Form S-1 (the "Registration Statement"). We have furnished you supplementally via facsimile a copy of the graphic image (the "Graphic") that will be included on the back inside cover of the prospectus contained in the next amendment ("Amendment No. 2") to the Registration Statement, which we anticipate will be filed early next week. This graphic was not previously included in the initial filing of the Registration Statement or in Amendment No. 1 to the Registration Statement filed on March 30, 2005.

        We would appreciate the opportunity to speak with you regarding the Graphic prior to the Company filing Amendment No. 2. We will call to schedule a time that is convenient for you. Please call Chris K. Visser or Gary J. Kocher, both of whom can be reached at (206) 623-7580, if you have any questions or further comments with respect to the foregoing.

Very truly yours,
/s/ DEVIN W. STOCKFISH
Devin W. Stockfish
cc:	H. Christopher Owings Securities and Exchange Commission 450 Fifth Street N.W. Washington, D.C. 20549
Richard M. Brooks Brenda I. Morris Zumiez Inc. 6300 Merrill Creek Parkway, Suite B Everett, WA 98203